UNITED STAES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  February 2003

Commission File Number: 0-22952

CRYOPAK INDUSTRIES INC.

(Translation of registrant’s name into English)

1053 Derwent Way, Delta, BC V3M 5R4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F …X… Form 40-F …….

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ……. No …X…

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________

NEWS RELEASE

Vancouver, B.C. – February 5, 2003 - Cryopak Industries Inc. (TSX Venture: CII) (OTCBB: CYPFK), Canada’s largest manufacturer of temperature-control packaging products, announces that it has agreed to a private placement for total proceeds of $1,200,000 with the Claridge Group, an investment company representing the interests of the Charles Rosner Bronfman family. The private placement is for 1,500,000 common shares at a price of $0.80 per share. The transaction is expected to close in the next few days.

The proceeds will be used to buy the contract for earn-out shares from one of Cryopak’s founders, as well as to fund Cryopak’s new marketing initiatives and continued expansion.

The Claridge Group has been a shareholder in Cryopak since April of 2002.

About Cryopak:

Cryopak Industries Inc. (OTCBB: CYPKF) (TSX Venture: CII) develops, manufactures and markets quality temperature-controlling products such as the premium patented Cryopak Flexible Iceâ Blanket, flexible hot and cold compresses, gel packs, and instant hot and cold packs.  The products are used during transport to ensure critical temperature maintenance for pharmaceuticals, blood, airline food and beverages, seafood and all other perishable items.  Cryopak's products are also used for first aid, medical and physiotherapy treatments, and, through retail distribution, for daily all-purpose chilling applications.

With 10 years of experience in research and development, we also offer expert testing and consulting services to help companies optimize their cold-chain management programs.  For more information about Cryopak Industries Inc. or its products, visit www.cryopak.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

NEWS RELEASE

Vancouver, B.C. - February 10, 2003 - Cryopak Industries Inc. (TSX Venture: CII) (OTCBB: CYPFK) is pleased to announce that it has closed its private placement for gross proceeds of $1,200,000 and has issued 1,500,000 common shares.   The hold period expires at midnight on June 7, 2003, pursuant to the policies of the TSX Venture Exchange and the securities laws of British Columbia.

“I am very pleased that we have quickly finalized this transaction,” said John Morgan, CEO and President of Cryopak. “This funding will now allow us to accelerate the execution of new marketing and expansion plans.”

About Cryopak:

Cryopak Industries Inc. (OTCBB: CYPKF) (TSX Venture: CII) develops, manufactures and markets quality temperature-controlling products such as the premium patented Cryopak Flexible Iceâ Blanket, flexible hot and cold compresses, gel packs, and instant hot and cold packs.  The products are used during transport to ensure critical temperature maintenance for pharmaceuticals, blood, airline food and beverages, seafood and all other perishable items.  Cryopak's products are also used for first aid, medical and physiotherapy treatments, and, through retail distribution, for daily all-purpose chilling applications.

With 10 years of experience in research and development, we also offer expert testing and consulting services to help companies optimize their cold-chain management programs.  For more information about Cryopak Industries Inc. or its products, visit www.cryopak.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

NEWS RELEASE

VANCOUVER, B.C. – February 26, 2003 – Cryopak Industries Inc. (TSX V: CII) (OTCBB: CYPKF) Canada’s largest manufacturer of temperature control packaging products, today announced results for its fiscal 2003 third quarter ended December 31, 2002.

Financial Highlights:

*

Record quarterly sales of  $4.1 million, up 66% year over year

*

Third quarter net loss of $123,748

*

Record nine-month sales of $10.5 million, up 55%, year over year

*

Record nine-month earnings of $572,114, up 113%, year over year

*

Record nine-month EBITDA of $1.49 million, up 36% year over year

Corporate Developments:

*

Completion of the Ice-Pak acquisition, becoming Canada’s largest manufacturer of temperature control packaging products

*

Commenced program for ISO 9001:2000 certification for the Vancouver facility

*

Launch of Cryopak’s new corporate web site

*

Initiated new product development program

“Strong growth in earnings and sales for the nine month period validates our belief in the growth potential of our products, said John Morgan, President and CEO of Cryopak. “We’re confident we will meet our projection of $16.5 million in sales and achieve our first year of profitability in fiscal 2003.”

Morgan further explained that the Company incurred a variety of additional expenditures in the quarter related to the integration of Ice-Pak’s staff and systems, product test marketing and commencement of ISO 9001 certification, which resulted in a small loss.

The following tables provide highlights taken from the statement of operations for the third quarter of fiscal 2003. All figures are in Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles. The complete version of the quarterly report, including the president’s report and management discussion, will be available on the Internet later this month at http://www.cryopak.com/s/investor-financials.asp or via SEDAR at http://www.sedar.com.

INTERIM CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT

FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2002 AND 2001

(Unaudited)

	3 Months Ended December 31		9 Months Ended December 31
	2002	2001 (Restated)	2002	2001 (Restated)

Sales	$4,062,577	$2,443,991	$10,508,652	$6,795,021

Cost of sales	2,369,586	1,241,254	5,450,164	3,467,662

Gross profit	1,692,991	1,202,737	5,058,488	3,327,359

Expenses:
Sales, marketing	798,927	480,915	1,957,119	1,134,843
Administration	657,894	376,037	1,651,361	1,124,614
Amortization	122,032	88,108	274,091	275,332
Interest on bank operating line	37,155	17,224	61,494	47,170
	1,616,008	962,284	3,944,065	2,581,959

Earnings from operations	76,983	240,453	1,114,423	745,400

Other income (expenses):
Investment income	4,763	4,759	39,913	21,924
Interest on long term debt and financing costs	(205,494)	(170,961)	(582,222)	(499,487)

Earnings/(Loss) before income taxes	(123,748)	74,251	572,114	267,837

Earnings/(Loss) for the period	(123,748)	74,251	572,114	267,837

Earnings per share:	$0.00	$0.00	$0.02	$0.01
Weighted average common shares outstanding:	32,054,469	20,988,857	29,249,067	20,971,280

About Cryopak:

Cryopak Industries Inc. (OTCBB: CYPKF) (TSX V: CII) develops, manufactures and markets quality temperature-controlling products such as the premium patented Cryopak Flexible Ice™ Blanket, flexible hot and cold compresses, gel packs, and instant hot and cold packs.  The products are used during transport to ensure critical temperature maintenance for pharmaceuticals, blood, airline food and beverages, seafood and all other perishable items.  Cryopak's products are also used for first aid, medical and physiotherapy treatments, and, through retail distribution, for daily all-purpose chilling applications.

With 10 years of experience in research and development, we also offer expert testing and consulting services to help companies optimize their cold-chain management programs.  For more information about Cryopak Industries Inc. or its products, visit www.cryopak.com.

ON BEHALF OF THE BOARD OF DIRECTORS

John Morgan, President, CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

CRYOPAK INDUSTRIES INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Quarter Ended December 31, 2002

CRYOPAK INDUSTRIES INC.

INTERIM CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31, 2002 AND MARCH 31, 2002

	December 31, 2002 (Unaudited)	March 31, 2002 (Audited)

ASSETS

Current Assets
Cash and cash equivalents	$11,532	$42,615
Term deposit – restricted	-	132,000
Accounts receivable	4,175,286	1,949,428
Advances to related company	98,156	150,567
Inventory	2,471,371	838,052
Prepaid expenses	634,586	314,667
	7,390,931	3,427,329
Property, plant and equipment	1,898,107	1,082,809
Goodwill (note 5)	7,371,408	2,394,450
Other assets (note 5)	327,447	472,463
	$16,987,893	$7,377,051

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Bank indebtedness	$2,739,840	$417,797
Accounts payable and accrued liabilities	2,797,445	1,862,375
Current portion of notes payable to related parties	402,334	503,129
Current portion of obligations under capital lease	180,469	180,469
	6,120,088	2,963,770
Convertible loan	3,573,896	3,467,213
Notes payable to related parties	333,333	-
Obligations under capital lease	433,384	567,722
	10,460,701	6,998,705

Shareholders’ Equity

Share capital	6,197,772	846,650
Convertible loan	373,735	373,735
Warrants (note 8)	225,610	-
Share purchase loan	(394,000)	(394,000)
Retained earnings (Deficit)	124,075	(448,039)
	6,527,192	378,346
	$16,987,893	$7,377,051

See accompanying notes to consolidated financial statements.

APPROVED ON BEHALF OF THE BOARD:

“John McEwen”	“John Morgan”
Director	Director

CRYOPAK INDUSTRIES INC.

INTERIM CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT

FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2002 AND 2001

(Unaudited)

	3 Months Ended December 31		9 Months Ended December 31
	2002	2001 (Restated – note 2)	2002	2001 (Restated – note 2)

Sales	$4,062,577	$2,443,991	$10,508,652	$6,795,021

Cost of sales (Schedule 1)	2,369,586	1,241,254	5,450,164	3,467,662

Gross profit	1,692,991	1,202,737	5,058,488	3,327,359

Expenses:
Sales, marketing (Schedule 2)	798,927	480,915	1,957,119	1,134,843
Administration (Schedule 2)	657,894	376,037	1,651,361	1,124,614
Amortization	122,032	88,108	274,091	275,332
Interest on bank operating line	37,155	17,224	61,494	47,170
	1,616,008	962,284	3,944,065	2,581,959

Earnings from operations	76,983	240,453	1,114,423	745,400

Other income (expenses):
Investment income	4,763	4,759	39,913	21,924
Interest on long term debt and financing costs	(205,494)	(170,961)	(582,222)	(499,487)

Earnings/(Loss) before income taxes	(123,748)	74,251	572,114	267,837

Earnings/(Loss) for the period	(123,748)	74,251	572,114	267,837

Retained earnings/(Deficit), beginning of period	247,823	19,306	(448,039)	(11,653,593)

Allocation of deficit to reduce share capital (note 2)	-	-	-	11,479,313

Retained earnings, end of period	$124,075	$93,557	$124,075	$93,557

Earnings per share (note 7):
Basic	$0.00	$0.00	$0.02	$0.01
Diluted	$0.00	$0.00	$0.02	$0.01

CRYOPAK INDUSTRIES INC.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW

FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2002 AND 2001

(Unaudited)

	3 Months Ended December 31		9 Months Ended December 31
	2002	2001 (Restated – note 2)	2002	2001 (Restated – note 2)

Cash provided by (used) in:

Operations:
Earnings for the period	$(123,748)	$74,251	$572,114	$267,837
Items not involving cash:
Amortization	158,549	125,044	363,938	377,135
Accretion of convertible loan	35,921	34,498	106,683	102,457
Changes in non-cash operating capital:
Accounts receivable	(1,148,223)	462,628	(2,225,858)	(526,110)
Advances to related company	19,081	(4,924)	52,411	7,480
Prepaid expenses	(155,748)	(86,882)	(319,919)	(152,911)
Income tax receivable	-	32,162	-	32,162
Inventory	(979,378)	(134,808)	(1,633,319)	(195,105)
Accounts payable and accrued liabilities	960,517	(425,407)	935,070	191,829
	(1,233,029)	76,562	(2,148,880)	104,774

Financing:
Change in bank indebtedness	2,098,185	17,166	2,322,043	137,493
Issuance of shares for cash	63,347	3,800	88,847	3,800
Repayment of notes payable	193,000	(28,007)	(267,462)	(92,008)
Issuance of shares on private placement	-	-	6,000,000	-
Share issue costs	-	-	(545,260)	-
Repayment of capital lease obligations	(44,777)	(42,855)	(134,337)	(90,881)
	2,309,755	(49,896)	7,463,831	(41,596)

Investments:
Acquisition of property, plant and equipment	(33,577)	(25,511)	(238,736)	(82,717)
Acquisition of subsidiaries (note 12)	(5,158,025)	-	(5,158,025)	-
Deferred financing costs	(81,273)	-	(81,273)	-
Short-term investments	4,157,343	(1,155)	132,000	(3,465)
	(1,115,532)	(26,666)	(5,346,034)	(86,182)

Decrease in cash and cash equivalents	(38,806)	-	(31,083)	(23,004)
Cash and cash equivalents, beginning of period	50,338	-	42,615	23,004
Cash and cash equivalents, end of period	$11,532	$-	$11,532	$-

Supplementary cash flow information (note 10)

CRYOPAK INDUSTRIES INC.

INTERIM CONSOLIDATED SCHEDULE OF COST OF SALES

FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2002 AND 2001

(Unaudited)

	3 Months Ended December 31		9 Months Ended December 31
	2002	2001 (Restated – note 2)	2002	2001 (Restated – note 2)

Freight and brokerage fees	$426,880	$200,655	$939,795	$520,510
Purchases	1,137,159	734,640	2,640,707	1,982,987
Rent and utilities	88,886	62,466	207,592	170,995
Repair and maintenance	65,696	27,742	160,011	111,049
Testing charges	46,708	4,252	107,391	43,443
Warranty costs	2,830	3,240	38,821	6,623
Wages	601,427	208,259	1,355,847	632,055

Total cost of sales	$2,369,586	$1,241,254	$5,450,164	$3,467,662

CRYOPAK INDUSTRIES INC.

INTERIM CONSOLIDATED SCHEDULE OF OPERATING EXPENSES

FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2002 AND 2001

(Unaudited)

	3 Months Ended December 31		9 Months Ended December 31
	2002	2001 (Restated – note 2)	2002	2001 (Restated – note 2)

SALES AND MARKETING EXPENSES

Bad debt	$(553)	$ -	$ 39,447	$ -
Marketing	156,738	114,063	492,204	300,568
Royalties	61,331	23,701	128,111	71,020
Salaries and benefits	375,623	214,959	825,846	498,653
Travel and entertainment	159,934	108,234	394,425	223,990
Vehicle	45,854	19,958	77,086	40,612

Total sales and marketing expenses	$798,927	$480,915	$1,957,119	$1,134,843

ADMINISTRATIVE EXPENSES

Corporate printing and public relations	$71,126	$71,028	$208,233	$189,305
Management and consulting fees	78,204	88,978	411,163	306,976
Office supplies and stationary	140,401	32,713	308,531	158,148
Professional fees	115,901	117,311	308,492	280,585
Rent	71,318	16,865	115,010	49,656
Salaries and benefits	149,948	27,526	215,048	72,145
Telephone	25,607	15,921	61,253	50,772
Filing, listing and transfer agent fees	5,389	5,695	23,631	17,027

Total administrative expenses	$657,894	$376,037	$1,651,361	$1,124,614

1.

Consolidated financial statement presentation:

These interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements of the Company.  The disclosures in these interim consolidated financial statements do not meet all disclosure requirements of Canadian generally accepted accounting principles for annual financial statements.

2.

Restatement:

Subsequent to the issuance and recording of the convertible loan in fiscal 2001, the Company determined that the equity component of the convertible loan had been calculated improperly and that the required accretion of the debt component through a charge to interest expense was not recorded.  In addition, because the restated equity value is lower, the amount of deferred financing costs allocated to the equity component needed to be adjusted proportionately.  The consolidated financial statements for the three and nine months ended December 31, 2001 have been restated to record these adjustments.  This restatement was also recognized in the Company’s annual consolidated financial statements for the year ended March 31, 2002.  In addition, on September 18, 2001, shareholders approved the allocation of $11,479,313 of the deficit to reduce the stated value of share capital.  The deficit and share capital at December 31, 2001 have been restated to reflect this allocation.  The impact of these restatements on the December 31, 2001 financial statements is as follows:

As Previously
Reported	Adjustment	Restated

As at December 31, 2001:

Convertible loan-liability

$

2,628,530

$

803,833

$

3,432,363

Convertible loan-equity

908,073

(534,338)

373,735

Other assets

388,071

28,369

416,440

Retained earnings (deficit)

(11,144,630)

(11,362,012)

217,382

Share capital

11,855,464

(11,479,313)

376,151

Three months ended December 31, 2001:

Interest on long-term debt and other

financing costs

131,519

39,446

170,965

Earnings for the period

113,697

(39,446)

74,251

Earnings per share

0.01

0.00

0.01

Nine months ended December 31, 2001:

Interest on long-term debt and other

financing costs

382,186

117,301

499,487

Earnings for the period

385,138

(117,301)

267,837

Earnings per share

0.01

0.00

0.01

Accretion of the effective debt discount of $106,683 has been recorded for the nine months ended December 31, 2002.

3.

Significant accounting policies:

These interim consolidated financial statements follow the same accounting policies and methods of their application as the annual consolidated financial statements of the Company, except as described below and in note 4.

(a)

Goodwill:

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the identifiable assets acquired, less liabilities assumed, based on their fair values. Goodwill is allocated as of the date of the business combination to the Company’s reporting units that are expected to benefit from the synergies of the business combination.

Goodwill is not amortized and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired.  The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared with its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of the reporting unit’s goodwill is determined in the same manner as the value of goodwill is determined in a business combination described in the preceding paragraph, using the fair value of the reporting unit as if it was the purchase price. When the carrying amount of a reporting units goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the earnings statement before extraordinary items and discontinued operations.  The Company currently has one reporting unit.

(b)

Intangible assets:

Intangible assets with indefinite useful lives are not amortized and are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired.  The impairment test compares the carrying amount of the intangible asset with its fair value, and an impairment loss is recognized in income for the excess, if any.

 (c)

Stock-based compensation:

The Company accounts for all stock-based payments to non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement in cash or by the issuance of equity instruments, granted on or after April 1, 2002, using the fair value based method.  The Company uses the settlement method to account for all other stock-based employee compensation awards.  Consideration paid by employees on the exercise of stock options is recorded as share capital.  The Company discloses the pro forma effect of accounting for these awards under the fair value based method (see note 6).

4.

Changes in accounting policies:

(a)

Business combinations, goodwill and other intangible assets:

In August 2001, the Accounting Standards Board of the CICA issued Handbook Section 1581, Business Combinations, and Section 3062, Goodwill and Other Intangible Assets.  Under Section 1581, intangible assets acquired in a business combination should be identified and recognized apart from goodwill when they arise from either contractual or other legal rights or they can be separated from the acquired enterprise and sold, transferred, licensed, rented or exchanged, either individually or with a group of related assets or liabilities.  Under Section 3062, goodwill and intangible assets having indefinite lives are not amortized and are tested for impairment at least annually.  Intangible assets with definite lives are amortized over their estimated useful lives.

The Company has adopted Sections 1581 and 3062 effective April 1, 2002.  As of the date of adoption, the Company had unamortized goodwill in the amount of $2,394,450, which is no longer being amortized.  On adoption, no amounts were required to be reclassified between goodwill and intangible assets.  This change in accounting policy resulted in a reduction in amortization expense related to goodwill of $102,006 for the nine months ended December 31, 2002.  In accordance with the requirements of Section 3062, this change in accounting policy is not applied retroactively and the amounts presented for prior periods have not been restated for this change.  The earnings before amortization of goodwill for all periods presented is as follows:

	3 months ended December 31		9 months ended December 31
	2002	2001 (Restated)	2002	2001 (Restated)

Earnings for the period	$ (123,748)	$ 74,251	$ 572,114	$ 267,837
Amortization of goodwill	-	34,002	-	102,006

Earnings before amortization of goodwill	$ (123,748)	$ 108,253	$ 572,114	$ 369,843

The impact of goodwill amortization on earnings per share is described in note 7.

Goodwill and intangible assets with an indefinite useful life were reviewed for impairment.  No impairment charge was required.

(b)

Stock based compensation plans:

In December 2001, the Accounting Standards Board of the CICA issued Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments.  Under Section 3870, which is effective for stock-based compensation issued on or after April 1, 2002, and is not required to be applied retroactively, the Company is not required to record compensation expense for stock-based compensation awards granted to employees, except for employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments.  The Company has granted no such awards and consequently the adoption of the new standard has had no impact on the figures presented.

5.

Goodwill and other assets:

(a)

The change in the carrying amount of goodwill for the nine months ended December 31, 2002 are as follows:

Balance at April 1, 2002	$ 2,394,450
Goodwill acquired (note 12)	4,976,958
Balance at December 31, 2002	$ 7,371,408

(b)

Other assets as at December 31, 2002 are as follows:

	Gross
	carrying	Accumulated
	Amount	amortization	Total

Amortized intangible assets:
Licences and trademarks	$419,434	$306,124	$113,310
Patents	250,000	150,158	99,842

Deferred finance cost	500,351	386,056	114,295
	$1,169,785	$842,338	$327,447

There have been no additions of intangible assets for the nine months ended December 31, 2002.  The aggregate amortization expense for the nine months ended December 31, 2002 was $190,957.

6.

Stock-based compensation:

The Company applies settlement accounting to account for stock-based employee compensation awards, and accordingly no compensation expense has been recognized for the Company’s fixed stock option plan.  Had compensation expense for the Company's stock based compensation issued on or after April 1, 2002 been determined based on the fair value at the applicable grant dates, the Company’s earnings (loss) would have been reduced (increased) to the pro forma amounts indicated below.  The reduction (increase) in earnings (loss) would not change disclosed earnings per common share amounts.

	3 months ended December 31, 2002	9 months ended December 31, 2002

Earnings:
As reported	$ (123,748)	$ 572,114
Pro forma	(153,905)	516,047

The fair value of each option grant was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions for the nine months ended December 31, 2002: risk-free interest rate of 3.75%; dividend yield of 0%; expected lives of 4.5 years; and volatility of 117%.

7.

Earnings per common share:

The following tables set out the basic and diluted number of shares outstanding:

For the three months ended December 31, 2002:

2002

2001

Weighted

Weighted

average

average

number of

number of

 common

 common

shares

Per share

shares

Per share

Loss

outstanding

amount

Income

outstanding

amount

(Restated

- note 2)

Earnings before amortization of goodwill per common share:

Basic

$

(123,748)

32,054,469

$

   0.00

$

108,253

20,988,857

$

0.01

Stock options

-

-

-

-

145,111

-

Diluted

$(123,748)       32,054,469             $ 0.00   $   108,253     21,133,968    $     0.01

Earnings per common share:

Basic

$

(123,748)

32,054,469

$

0.00

$

74,251

20,988,857

$

0.00

Stock options

-

-

-

-

145,111

-

Diluted

$

(123,748)

32,054,469

$

0.00

$

74,251

21,133,968

$

0.00

For the nine months ended December 31, 2002:

2002

2001

Weighted

Weighted

average

average

number of

number of

 common

 common

shares

Per share

shares

Per share

Loss

outstanding

amount

Income

outstanding

amount

(Restated

- note 2)

Earnings before amortization of goodwill per common share:

Basic

$

572,114

29,249,067

$

0.02

$

369,843

20,971,280

$

0.02

Stock options

-

937,846

-

-

160,556

-

Diluted

$

572,114

30,186,913

$

0.02

$

369,843

21,131,836

$

0.02

Earnings per common share:

Basic

$

572,114

29,249,067

$

0.02

$

267,837

20,971,280

$

0.01

Stock options

-

937,846

-

-

160,556

-

Diluted

$

572,114

30,186,913

$

0.02

$

267,837

21,131,836

$

0.01

8.

Private placement:

In April 2002, the Company completed a private placement in the aggregate amount of $6,000,000 through the sale of 7,500,000 units.  Each unit consists of one common share and one-half of one share purchase warrant.  One whole warrant entitles the holder to acquire one common share at a price of $1.25 per share at any time for a period of two years.  Finder’s fees totaling $525,000 and an additional 375,000 warrants were paid in connection with this private placement.  The fair value of the finder’s fee warrants was estimated to be $0.60 per warrant, using the Black-Scholes option pricing model, and has been recognized as a share issue cost.

9.

Significant customer:

During the nine months ended December 31, 2002, the Company sold approximately $1,289,000 of merchandise to a significant customer.

10.

Supplementary cash flow information:

	3 months ended December 31		9 months ended December 31
	2002	2001	2002	2001

Interest paid	$66,394	$33,515	$919,118	$66,507
Interest received	4,702	916	14,506	4,984
Non-cash financing and investing activities:
Deferred finance costs amortized to share capital	-	-	96,856	-
375,000 warrants issued as finders fee	-	-	225,610	-
Issuance of shares in acquisition (note 12)	130,000	-	130,000	-

11.

Comparative figures:

Certain comparative figures have been reclassified to conform with the presentation adopted in the current period.

12.  Acquisition of Subsidiary:

During the quarter, the Company completed the acquisition of the shares of 2796112 Canada Inc. and its wholly owned subsidiaries Ice-Pak Ltd./Ltee and Ice-Pak Inc. (“Ice-Pak”).  Ice-Pak is in the business of the manufacture and sale of gel refrigerant products.  The Company acquired 100% equity ownership of Ice-Pak for a cost of $5,969,387.  Contingent consideration of up to $500,000 is payable based on Ice-Pak achieving certain revenue targets over the period to 2003.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.  The Company is currently reviewing the valuation of the assets acquired and the purchase price allocation is subject to refinement.

Current assets	$ 2,033,882
Equipment	811,068
Goodwill and other intangibles	4,976,958
Total assets acquired	7,821,908

Current liabilities	1,852,521
Purchase price	$ 5,969,387

CRYOPAK INDUSTRIES INC.

SUPPLEMENTARY INFORMATION

FOR THE NINE MONTHS ENDED DECEMBER 31, 2002

1.

Analysis of Expenses and Deferred Costs

Management and consulting fees are as follows:

Amounts paid to companies owned by directors	$ 234,828
Consulting fees to arm’s length parties	176,335
Total	$ 411,163

2.

Related Party Transactions

Related party transactions not otherwise disclosed in these consolidated financial statements are as follows:

Management fees are comprised of $234,828 paid to two companies owned by two officers of the Company.

Royalties in the amount of $53,333 were paid to a current director and a form director of the Company.

3.

Summary of Securities Issued and Options Granted

Securities Issued:

Date of Issue	Type of Security	Number of Shares	Price	Total Proceeds & Consideration	Commission Paid

Exercise of Options
Oct 10/02	Common shares	50,000	$0.50	$25,000 Cash	Nil
Nov 5/02	Common shares	48,000	$0.52	$24,960 Cash	Nil
Nov 8/02	Common shares	20,000	$0.65	$13,000 Cash	Nil

Issuance of Earn-Out Shares
Oct 10/02	Common shares	3,000,000	N/A		Nil

Options Granted:

Optionee	# of Shares	Exercise Price	Expiry Date	Date of Grant

Employee	225,000	$0.91	Oct 1/06	Oct 1/02
Consultant	50,000	$0.91	Oct 1/03	Oct 1/02
Employee	20,000	$0.82	Oct 30/07	Oct 30/02
Directors	200,000	$0.95	Oct 30/07	Oct 30/02
Directors	250,000	$0.95	Oct 30/07	Dec 9/02

4.

Summary of Securities

Authorized Share Capital and Number of Shares Issued and Outstanding:

100,000,000	Common shares without par value
100,000,000	Class A preferred shares without par value, of which 1,500 are designated Class A convertible voting preferred shares, Series 1
32,601,054	Shares issued and outstanding

List of Options, Warrants and Convertible Securities:

Type of Security	# of Shares	Conversion/ Exercise Price	Expiry Date

Options	225,000	$0.50	February 17, 2003
	172,000	0.52	February 17, 2003
	50,000	0.91	October 1, 2003
	366,000	0.57	November 18, 2003
	750,000	0.76	March 19, 2004
	50,000	0.65	February 1, 2005
	316,000	0.57	February 1, 2005
	80,000	0.65	July 13, 2005
	147,000	0.52	September 8, 2005
	510,000	0.63	September 15, 2005
	530,000	0.80	February 15, 2006
	50,000	0.68	March 27, 2006
	10,000	0.75	June 1, 2006
	170,000	0.50	June 27, 2006
	20,000	0.55	July 16, 2006
	50,000	0.68	September 18, 2006
	50,000	0.35	October 1, 2006
	225,000	0.91	October 1, 2006
	50,000	0.68	October 31, 2006
	125,000	1.00	March 1, 2007
	150,000	1.00	May 21, 2007
	50,000	0.75	August 1, 2007
	130,000	0.80	August 29, 2007
	20,000	0.91	October 30, 2007
	450,000	0.95	October 30, 2007
Warrants	3,750,000	$ 1.25	April 26, 2003
	606,250	3.00	June 7, 2003
Convertible loan	1,212,500	$ 3.00	June 7, 2003

Shares in Escrow:

1,415,610 common shares

5.  List of Directors and Officers

Directors	Officers

Harry Bygdnes	John Morgan
John Morgan	Douglas Reid
John McEwen	Harley Sinclair
Ross Morrison	John McEwen
Robert Fisher	Charn Rai
Robert Fetherstonhaugh	Raj Gill
Donald Lyons	Vincent Migliore

CRYOPAK INDUSTRIES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED DECEMBER 31, 2002

This Management Discussion and Analysis of financial condition and results of operations for the quarter ended December 31, 2002 should be read in conjunction with the Company’s fiscal 2002 audited consolidated financial statements and accompanying notes.  All dollar amounts are in Canadian dollars.

OVERVIEW

Business of the Company

The Company develops, manufactures and markets quality temperature-controlling products such as the premium patented Cryopak Flexible IceÔ Blanket, flexible hot and cold compresses, gel packs and instant hot and cold packs. Cryopak products are used during transport to ensure critical temperature maintenance for pharmaceuticals, airline food and beverages, seafood and other perishable items.  The Company’s products are also used for first aid, medical and physiotherapy treatments, and, through retail distribution, for daily all-purpose chilling applications.  With almost 10 years of experience in research and development, Cryopak also offers testing and consulting services to help companies optimize their cold-chain management programs.

Comparative Figures

Effective October 1, 2000, the Company acquired the issued shares of the Ice-Pak group of companies comprised of 2796112 Canada Inc. and its subsidiaries Ice-Pak Ltd. and Ice-Pak Inc. (collectively called “Ice-Pak”).  The operations of those companies have been included in the consolidated financial statements of the Company from the date of acquisition.  The comparative figures for the three and nine months ended December 31, 2002 include the operation results of Ice-Pak only from the date of acquisition of Ice-Pak to December 31, 2002.  Accordingly, the reader should be aware that a comparison of the operation results for the two periods may not be meaningful.

Major Events Impacting the Business for the Quarter Ended December 31, 2002

The following is a summary of major events arising during the quarter:

·

Revenue growth of 66% over the prior year’s quarter and 55% over the prior year’s nine months,

·

Completed the acquisition of 2796112 Canada Inc. and its wholly owned subsidiaries Ice-Pak Ltd./Ltee and Ice-Pak Inc. at a purchase price of $5,919,387 (composed of $5,000,000 in cash, $500,000 in common shares of the Company, $1,000,000 with $500,000 contingent on Ice-Pak achieving certain revenue targets),

·

Signing of employment contracts with two principals of Ice-Pak,

·

Arranged a new revolving line of credit of $6,000,000 and a foreign exchange credit line with the Company’s new bankers, HSBC Bank Canada.

RESULTS OF OPERATIONS

Financial Highlights - For the Quarter Ended December 31

	3 months ended December 31		9 months ended December 31
	2002	2001	2002	2001

Sales	$4,062,577	$2,443,991	$10,508,652	$6,795,021

Gross profit	1692,991	1,202,737	5,058,488	3,327,359

Income before amortization, interest & other items	236,170	345,785	1,450,008	1,067,902

Amortization and interest on bank operating line	159,187	105,332	335,585	322,502

Income from operations	76,983	240,453	1,114,423	745,400

Interest on long term debt net of interest income	200,731	166,202	542,309	477,563

Net income/(loss) for the period	$(123,748)	$74,251	$572,114	$267,837

Earnings per share	$-	$0.01	$0.02	$0.01
Weighted average common shares outstanding	32,054,469	21,133,968	30,186,913	21,131,836

Operating Results for the Quarter Ended December 31, 2002 Compared to December 31, 2001

Revenues - The Company’s quarterly sales increased to $4,062,577 from $2,443,991, an increase of 66%, year over year.  The year-to-date sales increased to $10,508,652 from $6,795,021, an increase of 55%, year over year.  The increase in sales for the nine months reflects the Company’s successful efforts to market its retail products and includes the announced sales to Costco and the addition of the Ice-Pak group of companies.  The sales for the quarter for the Company without Ice-Pak is $3,078,362 compared to $2,437,369 the previous year and $9,524,437 for the year compared to $6,795,021 in the previous year.

Cost of Sales - Cost of sales for the nine months increased to $5,450,164 or 52% of sales from $3,467,662 or 51% of sales in 2001.  The increase in cost of sales is derived from an increase in sales.  The increase in percentage reflects an increase due to the Company’s new labour agreement and a change in the mix of its product sales.

Gross Profit - Gross profit for the nine months increased to $5,058,488 from $3,327,359 in 2001 and for the quarter to $1,692,991 from $1,202,737.  The gross profit percentage decreased to 48% from 49% in 2001.

Sales, Marketing, and Administration Expenses - The sales, marketing, and administration expenses for the quarter increased to $1,456,821 from $856,952 and for the nine months increased to $3,608,480 from $2,259,457, an increase of $1,349,023 or 60%, year over year.  The increase is attributable to increased investment in marketing expenditures and increased sales efforts.  The Company has also hired 2 senior sales and marketing managers and includes the additional expenses attributable to the Ice-Pak group acquisition.

Depreciation and Amortization - Amortization for the quarter increased from $88,108 to $122,032 and for the nine months decreased from $275,332 in 2001 to $274,091 in 2002.  The increase in the quarter is due to the addition of the Ice-Pak companies.  However, effective April 1, 2002, goodwill is not amortized.  The prior years amortization of goodwill was $34,002 for the quarter ended December 31, 2001 and $102,006 for the nine months then ended.

Interest On Bank Operating Line - The Company has arranged various operating lines of credit of which $3,081,000 was available at December 31, 2002.  In the prior year, the Company operated with a line of credit of $417,000.

Income from Operations – There was loss from operations of $123,748 in the quarter compared to earnings of $74,251 in the previous year’s quarter, a negative change of $197,999.

Other Items - Other items include interest on long term debt net of interest income.  Interest expense includes interest accrued on the convertible debenture, interest on capital leases and amortization of financing costs related to the long term debt.

Investor Relations

The Company’s investor relations activities are generally handled internally.  The Company has retained the services of J. Pollack & Company of Boynton Beach, Florida for an initial term which expired on April 30, 2002.  That contract has been extended to April 30, 2003.  Monthly consideration remains at $5,000USD.  The company provides public relation and informational services primarily to investors based in the United States.

FINANCIAL CONDITION AND LIQUIDITY

At December 31, 2002, the Company had working capital of $1,270,843 as compared to $871,111 for the quarter ended December 31, 2001.  The increase in working capital was derived primarily from its operations and from the growth of the Company’s sales and earnings through the acquisition of the Ice-Pak group of companies in October 2002.

Accounts receivable at December 31, 2002 are $4,175,286 compared to $2,018,766 in 2001.  Inventory totals $2,471,371, up from $818,322.  The increased investment in accounts receivables and inventory is attributable to the increased sales volumes and the addition of the Ice-Pak companies.  The Company carries a supply of all required raw materials and packaging supplies in order to ensure efficient production and shipping of customer purchase orders.

The Company monitors its costs and acquisitions of capital equipment on an ongoing basis to ensure that such costs are reasonable and necessary.  During the quarter, the Company acquired capital assets in the amount of $33,577 comprised of computer equipment and software in the amount of $8,063, leasehold improvements in the manufacturing area of the plant totaling $9,225 and new manufacturing equipment in the amount of $16,289.

SUMMARY OF DEBT

Long term debt comprised of the convertible loan, notes payable to related parties and capital lease obligations is summarized as follows:

	Total	Convertible Loan	Notes to Related Parties	Capital Lease Obligations

Long term	$4,340,613	$3,573,896	$333,333	$433,384
Current portion	582,803	-	402,334	180,469
Totals	4,923,416	3,573,896	735,667	613,853
Equity portion of convertible loan	373,735	373,735	-	-
	$5,297,151	$3,947,631	$735,667	$613,853

The convertible loan matures on June 7, 2003 and bears interest at 10% per annum.  The proceeds from this debt were used primarily to finance the acquisition of the Northland companies.

The notes payable to related party totaled $735,667 of which $500,000 bears interest at HSBC prime plus 2% and the balance is interest free.

The capital lease maturities range from June 30, 2004 to March 30, 2007 and bear interest at rates from 10.25% to 18%.

See the section “Financial Condition and Liquidity” for a summary of the Company’s operating lines of credit.

OUTLOOK

The Company’s goal is to achieve growth, internally through an aggressive sales and marketing strategy designed to increase sales to its existing customer base, to adding new customers and by strategic acquisitions designed to enhance the Company’s core business of supplying temperature controlling packaging solutions.

In October 2002, the Company completed the purchase of the Ice-Pak group of companies.  The acquisition provides the Company with an Eastern location, an expanded product line up and the benefit of its experience with the retail and industrial segments of its business.

Management’s main goal is to be profitable for its 2003 fiscal year.

RISKS AND UNCERTAINTIES

Market Risk

The Company derived 67% of its consolidated revenues outside of Canada in fiscal 2002.  However, substantially all costs are incurred in Canadian currency.  The exposure to foreign exchange risk is monitored on an ongoing basis.  The Company monitors, and when appropriate, will utilize financial instruments to manage its exposure to these risks.

Fluctuations in Financial Results

The Company could experience quarterly variations in revenue and net income due to numerous factors, many of which are outside of its control.  These factors could include the timing of new contracts, timing of increased expenses incurred in support of advertising and marketing, seasonality of various products and services.

Client Concentration

The Company continues to derive a significant amount of its revenue from a small number of customers.  In fiscal 2002, approximately 36% of revenues were received from three customers.  Management continues to focus on the development of new business opportunities that will result in the further broadening of revenue sources.  The Company sold approximately $1,289,000 of product to one customer in the nine months ended December 31, 2002.

Forward-Looking Statement

Certain information and statements contained in this report are forward-looking, based on management’s estimates and assumptions.  Though management believes that the expectations reflected in these forward-looking statements are reasonable, there can be no assurance that these expectations will prove to be correct.  As such, these forward-looking statements are subject to risks and uncertainties that could cause the Company’s actual results to differ materially from anticipated events.  Information and statements identified as forward-looking include, and are not limited to, statements regarding financial results, future events, and trends.

This is the form of material change report required under section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

CRYOPAK INDUSTRIES INC.

1053 Derwent Way

Delta, B.C.  V3M 5R4

Item 2.

Date of Material Change

February 5, 2003 and February 7, 2003

Item 3.

Press Release

February 5, 2003 and February 10, 2003

Item 4.

Summary of Material Change

Feb. 5 - Cryopak arranges $1.2M private placement with Claridge Group

Feb. 7 - Cryopak closes $1.2M Private Placement

Item 5.

Full Description of Material Change

Feb. 5 - Cryopak Industries Inc. announces that it has agreed to a private placement for total proceeds of $1,200,000 with the Claridge Group, an investment company representing the interests of the Charles Rosner Bronfman family. The private placement is for 1,500,000 common shares at a price of $0.80 per share. The transaction is expected to close in the next few days.

The proceeds will be used to buy the contract for earn-out shares from one of Cryopak’s founders, as well as to fund Cryopak’s new marketing initiatives and continued expansion.

Feb. 7 - Cryopak announces that it has closed its private placement for gross proceeds of $1,200,000 and has issued 1,500,000 common shares.   The hold period expires at midnight on June 7, 2003, pursuant to the policies of the TSX Venture Exchange and the securities laws of British Columbia.

“I am very pleased that we have quickly finalized this transaction,” said John Morgan, CEO and President of Cryopak. “This funding will now allow us to accelerate the execution of new marketing and expansion plans.”

Item 6.

Reliance on section 85(2) of the Act

N/A

Item 7.

Omitted Information

N/A

Item 8.

Senior Officers

John F. Morgan, President

Tel:  (604) 515-7977

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED this 10th day of February, 2003.

“John Morgan”

(signature)

John Morgan

Name

President

Position

Vancouver, B.C.

Place of Declaration

This is the form of material change report required under section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

CRYOPAK INDUSTRIES INC.

1053 Derwent Way

Delta, B.C.  V3M 5R4

Item 2.

Date of Material Change

February 26, 2003

Item 3.

Press Release

February 26, 2003

Item 4.

Summary of Material Change

Cryopak reports 2003 third quarter results

Item 5.

Full Description of Material Change

The Company announced results for its fiscal 2003 third quarter ended December 31, 2002.

Financial Highlights:

*

Record quarterly sales of  $4.1 million, up 66% year over year

*

Third quarter net loss of $123,748

*

Record nine-month sales of $10.5 million, up 55%, year over year

*

Record nine-month earnings of $572,114, up 113%, year over year

*

Record nine-month EBITDA of $1.49 million, up 36% year over year

Corporate Developments:

*

Completion of the Ice-Pak acquisition, becoming Canada’s largest manufacturer of temperature control packaging products

*

Commenced program for ISO 9001:2000 certification for the Vancouver facility

*

Launch of Cryopak’s new corporate web site

*

Initiated new product development program

“Strong growth in earnings and sales for the nine month period validates our belief in the growth potential of our products, said John Morgan, President and CEO of Cryopak. “We’re confident we will meet our projection of $16.5 million in sales and achieve our first year of profitability in fiscal 2003.”

Morgan further explained that the Company incurred a variety of additional expenditures in the quarter related to the integration of Ice-Pak’s staff and systems, product test marketing and commencement of ISO 9001 certification, which resulted in a small loss.

The following tables provide highlights taken from the statement of operations for the third quarter of fiscal 2003. All figures are in Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles. The complete version of the quarterly report, including the president’s report and management discussion, will be available on the Internet later this month at http://www.cryopak.com/s/investor-financials.asp or via SEDAR at http://www.sedar.com.

INTERIM CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT

FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2002 AND 2001

(Unaudited)

	3 Months Ended December 31		9 Months Ended December 31
	2002	2001 (Restated)	2002	2001 (Restated)

Sales	$4,062,577	$2,443,991	$10,508,652	$6,795,021

Cost of sales	2,369,586	1,241,254	5,450,164	3,467,662

Gross profit	1,692,991	1,202,737	5,058,488	3,327,359

Expenses:
Sales, marketing	798,927	480,915	1,957,119	1,134,843
Administration	657,894	376,037	1,651,361	1,124,614
Amortization	122,032	88,108	274,091	275,332
Interest on bank operating line	37,155	17,224	61,494	47,170
	1,616,008	962,284	3,944,065	2,581,959

Earnings from operations	76,983	240,453	1,114,423	745,400

Other income (expenses):
Investment income	4,763	4,759	39,913	21,924
Interest on long term debt and financing costs	(205,494)	(170,961)	(582,222)	(499,487)

Earnings/(Loss) before income taxes	(123,748)	74,251	572,114	267,837

Earnings/(Loss) for the period	(123,748)	74,251	572,114	267,837

Earnings per share:	$0.00	$0.00	$0.02	$0.01
Weighted average common shares outstanding:	32,054,469	20,988,857	29,249,067	20,971,280

Item 6.

Reliance on section 85(2) of the Act

N/A

Item 7.

Omitted Information

N/A

Item 8.

Senior Officers

John F. Morgan, President

Tel:  (604) 515-7977

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED this 26th day of February, 2003.

 “John Morgan”

(signature)

John Morgan

Name

President

Position

Vancouver, B.C.

Place of Declaration

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cryopak Industries Inc.

Registrant

February 28, 2003

“Doug Reid”

Date

Signature

Douglas R. Reid

Name

Chief Financial Officer

Position